A premium associated with the Fund's Financial Institution Bond in the amount of $306 has been paid to extend coverage from June 23, 2024, to August 23, 2024.

The following resolution was approved by written consent of the Trustees on June 12, 2024.

WHEREAS, the Board of Trustees of the Trust has determined that it is in the best interests of the Trust to obtain an extension of fidelity bond coverage from AXIS Insurance Company covering the Trust against larceny and embezzlement by, among others, officers and employees of the Trust, in accordance with the requirements of Rule 17g-1 promulgated by the SEC under Section 17(g) of the 1940 Act in such form and amount of $100,000 which would cover gross assets in a range that would be appropriate for the Trust.

RESOLVED, that the appropriate officers or Trustees of the Trust are authorized to make any and all payments and to do any and all other acts, in the name of the Trust and the Trust's Trustees and officers, as they or any of them, may determine to be necessary or appropriate in connection with obtaining a fidelity bond and give, or cause to be given, the notices required under Paragraph (1) of Rule 17g-1 under the 1940 Act.


Rider Number	Effective Date of Rider	Bond Number	Premium
17	12:01 a.m. on 06/23/2024	P-001-000086924-04	See Invoice

DECLARATIONS PAGE AMENDATORY RIDER

It is agreed that the indicated items of the Declarations are deleted in their entirety and replaced by the following:

BOND PERIOD	Effective Date: 2023-03-23 Expiration Date: 2024-08-23 *Both dates at 12:01 a.m. standard time at the Named Insured's address stated herein.*

All other provisions of the bond remain unchanged.